UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549	OMB APPROVAL OMB Number: 3235-0145 Expires: December 31, 2005 Estimated average burden hours per response 11

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1)

New Valley Corporation

(Name of Issuer)

Common Stock

(Title of Class of Securities)

649080504

(CUSIP Number)

Andrew E. Shapiro Lawndale Capital Management, LLC 591 Redwood Highway, Suite 2345 Mill Valley, CA 94941 415-389-8258	Christopher J. Rupright, Esq. Shartsis, Friese & Ginsburg LLP One Maritime Plaza, 18th Floor San Francisco, CA 94111 415-421-6500

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

November 16, 2005

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of sections 240.13d-1(e), 240.13d-1(f) or 140.13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See section 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

Lawndale Capital Management, LLC

2. Check the Appropriate Box if a Member of a Group (See Instructions)
(a) XX
(b) ______

3. SEC Use Only

4. Source of Funds (See Instructions) AF

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ____

6. Citizenship or Place of Organization California
Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power -0-
8. Shared Voting Power 1,333,856
9. Sole Dispositive Power -0-
10. Shared Dispositive Power 1,333,856

11. Aggregate Amount Beneficially Owned by Each Reporting Person 1,333,856

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
Instructions) ______

13. Percent of Class Represented by Amount in Row (11) 6.0%

14. Type of Reporting Person (See Instructions)

OO
IA

1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

Andrew E. Shapiro

2. Check the Appropriate Box if a Member of a Group (See Instructions)
(a) XX
(b) ______

3. SEC Use Only

4. Source of Funds (See Instructions) AF

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ____

6. Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 2,000
8. Shared Voting Power 1,333,856
9. Sole Dispositive Power 2,000
10. Shared Dispositive Power 1,333,856

11. Aggregate Amount Beneficially Owned by Each Reporting Person 1,335,856

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
Instructions) ______

13. Percent of Class Represented by Amount in Row (11) 6.0%

14. Type of Reporting Person (See Instructions)

IN

1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

Diamond A Partners, L.P.

2. Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ______
(b) XX

3. SEC Use Only

4. Source of Funds (See Instructions) WC

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ____

6. Citizenship or Place of Organization California
Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power -0-
8. Shared Voting Power 1,184,187
9. Sole Dispositive Power -0-
10. Shared Dispositive Power 1,184,187

11. Aggregate Amount Beneficially Owned by Each Reporting Person 1,184,187

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
Instructions) ______

13. Percent of Class Represented by Amount in Row (11) 5.3%

14. Type of Reporting Person (See Instructions)

PN

Item 1. Security and Issuer

This statement relates to shares of Common Stock (the "Stock") of New Valley Corporation (the "Issuer"). The principal executive office of the Issuer is located at 100 S.E. Second St., 32nd Floor, Miami, FL 33131.

Item 2. Identity and Background

The persons filing this statement and the persons enumerated in Instruction C of Schedule 13D and, where applicable, their respective places of organization, general partners, directors, executive officers and controlling persons, and the information regarding them, are as follows:

(a) Lawndale Capital Management, LLC ("Lawndale");
Andrew E. Shapiro ("Shapiro"); and
Diamond A Partners, L.P ("DAP")

(the "Filers").

Lawndale and Shapiro disclaim beneficial ownership of the Stock except to the extent of their respective pecuniary interests therein. DAP is filing jointly with the other filers, but not as a member of a group, and expressly disclaims membership in a group. In addition, the filing of this Schedule 13D on behalf of DAP should not be construed as an admission that it is, and it disclaims that it is, the beneficial owner of any of the Stock covered by this Statement.

(b) The business address of the Filers is
591 Redwood Highway, Suite 2345, Mill Valley, CA 94941

(c) Present principal occupation or employment or the Filers and the name, principal business and address of any corporation or other organization in which such employment is conducted:

LCM is an investment adviser to and the general partner of DAP, which is an investment limited partnership. Shapiro is the sole manager of LCM.

(d) During the last five years, none of the Filers has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, none of the Filers was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Shapiro is a citizen of the United States of America.

Item 3. Source and Amount of Funds or Other Consideration

The source and amount of funds used in purchasing the Stock were as follows:

Purchaser	Source of Funds	Amount
LCM(1)	Funds under Management	$4,859,231.64
Shapiro	PF	$8,349.69
DAP	WC	$4,321,846.83

(1) Includes funds of DAP

Item 4. Purpose of Transaction

The Filers ("Lawndale") have been and may continue to be in contact with New Valley's ("NVAL") management, members of NVAL's Board of Directors, other significant shareholders and others regarding the exchange offer by NVAL's majority shareholder, Vector Group, Inc. (NYSE-VGR) to obtain at least 90% of the outstanding shares of NVAL and Vector's plan to merge with NVAL under the same terms thereafter.

Lawndale believes a combination of the two companies would be beneficial in that it should reduce or eliminate both the inherent conflicts of interest and operational and financial inefficiencies that stem from running two separate but inter-related public companies.

Lawndale has had numerous discussions with the management of Vector Group and their advisors as well as advisors to New Valley's Special Committee. As a result of these negotiations, on November 16, 2005, Lawndale entered into an agreement to tender 1,333,856 shares, or 6% of the total outstanding, NVAL shares and any subsequently purchased shares at the increased merger ratio of 0.54. (See Exhibit B.)

Lawndale acquired the Stock solely for investment purposes, and Lawndale may from time to time buy or sell the Stock at its discretion.

Item 5. Interest in Securities of the Issuer

The beneficial ownership of the Stock by each Filer at the date hereof is reflected on that Filer's cover page.

The Filers effected the following transactions in the Stock in open market transactions on the dates indicated, and such transactions are the only transactions in the Stock by the Filers since September 17, 2005:

Name	Purchase or Sale	Date	Number of Shares	Price Per Share

DAP	S	2005-09-19	1,184	7.52
DAP	S	2005-09-20	7,838	7.47
LCM	S	2005-09-20	1,100	7.47
DAP	S	2005-09-21	4,300	7.44
LCM	S	2005-09-21	600	7.44

Item 6. Contracts, Arrangement, Understandings or Relationships with Respect to Securities of the Issuer

LCM is the general partner of DAP and other clients pursuant to limited partnership agreements providing to LCM the authority, among other things, to invest the funds of such clients in Stock, to vote and dispose of Stock and to file this statement on behalf of such clients. Pursuant to such limited partnership agreements, the general partner of such clients is entitled to allocations based on assets under management and realized and unrealized gains. See also Item 4 and Exhibit B, Agreement to Tender.

Item 7. Material to Be Filed as Exhibits

Agreement Regarding Joint Filing of Statement on Schedule 13D or 13G.

Agreement to Tender.

SIGNATURES

After reasonable inquiry and to the best of my knowledge, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 17, 2005

LAWNDALE CAPITAL MANAGEMENT, LLC By: Andrew E. Shapiro, Manager	Andrew E. Shapiro
DIAMOND A PARTNERS, L.P. By: Lawndale Capital Management, LLC, General Partner By: Andrew E. Shapiro, Manager

EXHIBIT A

AGREEMENT REGARDING JOINT FILING

OF STATEMENT ON SCHEDULE 13D OR 13G

The undersigned agree to file jointly with the Securities and Exchange Commission (the "SEC") any and all statements on Schedule 13D or Schedule 13G (and any amendments or supplements thereto) required under section 13(d) of the Securities Exchange Act of 1934, as amended, in connection with purchases by the undersigned of the common stock of New Valley Corporation. For that purpose, the undersigned hereby constitute and appoint Lawndale Capital Management, LLC, as their true and lawful agent and attorney-in-fact, with full power and authority for and on behalf of the undersigned to prepare or cause to be prepared, sign, file with the SEC and furnish to any other person all certificates, instruments, agreements and documents necessary to comply with section 13(d) and section 16(a) of the Securities Exchange Act of 1934, as amended, in connection with said purchases, and to do and perform every act necessary and proper to be done incident to the exercise of the foregoing power, as fully as the undersigned might or could do if personally present.

Dated: October 18, 2005

LAWNDALE CAPITAL MANAGEMENT, LLC By: Andrew E. Shapiro, Manager	Andrew E. Shapiro
DIAMOND A PARTNERS, L.P. By: Lawndale Capital Management, LLC, General Partner By: Andrew E. Shapiro, Manager

EXHIBIT B

AGREEMENT TO TENDER

THIS AGREEMENT TO TENDER, dated as of November 16, 2005 (the "Agreement"), among Vector Group Ltd., a Delaware corporation ("Vector"), VGR Holding Inc., a Delaware corporation and a wholly owned subsidiary of Vector ("VGR"), and the stockholder of New Valley Corporation, a Delaware corporation (the "Company"), identified as such on the signature page hereto ("Stockholder").

W I T N E S S E T H:

WHEREAS, on October 20, 2005, VGR commenced an offer to exchange 0.461 of a share of common stock, par value $.10 per share, of Vector ("Vector Common Stock") for each issued and outstanding common share, par value $.01, of the Company (the "Common Shares") not owned by Vector or its subsidiaries, on the terms and conditions contained in Vector's prospectus dated October 20, 2005, as amended (the "Prospectus"), and in the related letter of transmittal (which, together with any amendments or supplements thereto, collectively constitute the "Offer");

WHEREAS, as of the date hereof, the Stockholder owns (beneficially and of record) the number of Common Shares as is set forth immediately beneath the Stockholder's name on the signature page of this Agreement (the "Existing Shares"), which information the Stockholder acknowledges is true, correct and complete to the best of such Stockholder's knowledge (all such Existing Shares, together with any Common Shares, beneficial ownership of which is directly or indirectly acquired by the Stockholder after the date hereof, are referred to herein as the "Owned Shares") (for purposes of this Agreement, "beneficial ownership" shall have the meaning set forth in Rule 13d-3 under the Securities Exchange Act of 1934, as amended (the "Act"));

WHEREAS, as a condition to Vector's and VGR's willingness to consider amending the Offer to increase the exchange ratio, Vector, VGR and the Stockholder have agreed to enter into this Agreement;

NOW, THEREFORE, in consideration of the foregoing and the mutual covenants and agreements herein contained, and intending to be legally bound hereby, Vector, VGR and the Stockholder hereby agree as follows:

ARTICLE I.

TENDER OF SHARES AND OTHER COVENANTS OF THE STOCKHOLDER

Section 1.1. Amendment of the Offer. Vector and VGR shall amend the Offer to increase the exchange ratio to .54 by issuing a press release to that effect (and filing the press release with the Securities and Exchange Commission) within one business day after the date hereof and as soon as practical thereafter shall amend the Prospectus to give effect to the increased exchange ratio (the "Amendment"). The terms and conditions of the Amendment shall be identical to those in the Offer, except for such changes as would not materially adversely affect the Stockholder ("Non-Material Changes"). For the avoidance of doubt, Non-Material Changes shall not include a reduction in the exchange ratio, a reduction in the number of Common Shares sought in the Offer or a material change in the conditions of the Offer, including without limitation a waiver of a non-waivable condition as described in the first bullet point on page 37 of the Prospectus.

Section 1.2. Tender of Shares. In consideration of the Amendment, if Vector and VGR have complied with Section 1.1 hereof and shall not subsequently have amended the Offer (other than Non-Material Changes or to increase the exchange ratio further or to waive any or all of the conditions to the Offer other than a non-waivable condition as described in the first bullet point on page 37 of the Prospectus (a "Permitted Subsequent Amendment")), the Stockholder shall take all actions which the Stockholder has the power to take in order to cause the tender, on or before the second business day prior to the expiration of the Offer (as amended by the Amendment or any Permitted Subsequent Amendment), pursuant to the Offer (as amended by the Amendment or any Permitted Subsequent Amendment), of all of the Owned Shares, and shall not withdraw any such tendered shares unless this Agreement is terminated in accordance with its terms.

Section 1.3. No Inconsistent Actions or Arrangements. Except as contemplated by this Agreement, provided that Vector and VGR have complied with Section 1.1 hereof and shall not subsequently have amended the Offer (other than by a Permitted Subsequent Amendment), the Stockholder shall not, during the period from the date hereof until the termination of this Agreement in accordance with its terms (the "Term") (i) transfer (which term shall include, without limitation, any sale, assignment, gift, pledge, hypothecation or other disposition), or consent to any transfer of, any or all of the Owned Shares or any interest therein, or create or permit to exist any pledge, lien, security interest, mortgage, trust, charge, claim, equity, right of first refusal, limitation on disposition, adverse claim of ownership or use or encumbrance of any kind on any or all of the Owned Shares (other than margin loans entered into in the ordinary course of business, such loans referred to herein as "Permitted Encumbrances"), provided, however, that the Stockholder may transfer any or all of the Owned Shares or any interest therein pursuant to an agreement to which Vector and the transferee are parties; (ii) enter into any contract, option or other agreement or understanding with respect to any transfer of any or all of the Owned Shares or any interest therein, unless Vector is a party thereto; (iii) grant any proxy, power-of-attorney or other authorization in or with respect to any or all of the Owned Shares, unless pursuant to an agreement to which Vector is a party; (iv) deposit any or all of the Owned Shares into a voting trust or enter into a voting agreement or arrangement with respect to any or all of the Owned Shares, unless pursuant to an agreement to which Vector is a party; or (v) take any other action that would in any way restrict, limit or interfere with the performance of the Stockholder's obligations hereunder or the transactions contemplated hereby, unless pursuant to an agreement to which Vector is a party. The Stockholder shall take all actions to remove any Permitted Encumbrances from all Owned Shares immediately prior to tendering such shares in accordance with Section 1.2. Vector shall act promptly and reasonably on any agreement presented by the Stockholder.

Section 1.4. Stop Transfer. Provided that Vector and VGR have complied with Section 1.1 hereof and shall not subsequently have amended the Offer (other than by a Permitted Subsequent Amendment), the undersigned Stockholder shall not request that the Company register the transfer (book-entry or otherwise) of any certificate or uncertificated interest representing any of the Owned Shares, unless such transfer is made to perform the Stockholder's obligations under Section 1.2 hereof.

ARTICLE II.

MISCELLANEOUS

Section 2.1. Termination. This Agreement shall terminate and be of no further force and effect upon the written mutual consent of the parties hereto. In addition, this Agreement shall automatically terminate and be of no further force and effect, without any action on the part of any of the parties hereto: (i) if Vector and VGR shall not have complied with Section 1.1 hereof; (ii) upon the expiration or termination of the Offer (as amended by the Amendment or any Permitted Subsequent Amendment) without any Common Shares being accepted for exchange; (iii) if the Offer (as amended by the Amendment or any Permitted Subsequent Amendment) has not been completed by December 14, 2005 (the "Offer Expiration Date"); or (iv) if the Offer (as amended by the Amendment or any Permitted Subsequent Amendment) shall be amended other than by a Permitted Subsequent Amendment. No such termination of this Agreement shall relieve any party hereto from any liability for any breach of this Agreement prior to termination.

Section 2.2. Specific Performance. Each party acknowledges that if such party fails to perform any of its obligations under this Agreement immediate and irreparable harm or injury would be caused to the others for which money damages would not be an adequate remedy. In such event, the Stockholder, Vector and VGR agree that the other parties hereto shall have the right, in addition to any other rights each such party may have, to specific performance of this Agreement. Accordingly, if any party should institute an action or proceeding seeking specific enforcement of the provisions hereof, the breaching party hereby waives the claim or defense such party has an adequate remedy at law and hereby agrees not to assert in any such action or proceeding the claim or defense that such a remedy at law exists. Each party further agrees to waive any requirements for the securing or posting of any bond in connection with obtaining any such equitable relief.

Section 2.3. Entire Agreement; No Third-Party Beneficiaries; Time of the Essence. This Agreement constitutes the entire agreement and supersedes any and all other prior agreements and undertakings, both written and oral, among the parties, or any of them, with respect to the subject matter hereof, and this Agreement is intended to confer rights or remedies hereunder only to the parties hereto; provided, however, the rights and remedies under this Agreement shall inure to the benefit of and be enforceable by and against the Stockholder's personal or legal representatives, executors, administrators, successors, and heirs. In interpreting this Agreement, time shall be of the essence.

Section 2.4. Governing Law; Jurisdiction. This Agreement shall be governed by, and construed in accordance with, the laws of the State of Delaware applicable to contracts executed in and to be performed entirely within that State. The parties hereto irrevocably and unconditionally consent to submit to the exclusive jurisdiction of the courts of the State of Delaware for any actions, suits or proceedings arising out of or relating to this Agreement and the transactions contemplated hereby (and the parties agree not to commence any action, suit or proceeding relating thereto except in such courts). The parties hereto irrevocably and unconditionally waive any objection to the laying of venue of any action, suit or proceeding arising out of this Agreement or the transactions contemplated hereby in the courts of the State of Delaware, and hereby further irrevocably and unconditionally waive and agree not to plead or claim in any such court that any such action, suit or proceeding brought in any such court has been brought in an inconvenient forum.

Section 2.5. Counterparts. This Agreement may be executed in one or more counterparts, and by the different parties hereto in separate counterparts, each of which when executed shall be deemed to be an original but all of which shall constitute one and the same agreement.

IN WITNESS WHEREOF, Vector, VGR and the Stockholder have caused this Agreement to be executed as of the date first written above.

VECTOR GROUP LTD.

By: Richard J. Lampen

Name: Richard J. Lampen

Title: Executive Vice President

VGR HOLDING INC.

By: Richard J. Lampen

Name: Richard J. Lampen

Title: Executive Vice President

STOCKHOLDER

Diamond A Partners, L.P.

Name of Stockholder

By: Andrew E. Shapiro

Name: Andrew E. Shapiro

Title: Managing Member of General Partner

Lawndale Capital Management, LLC

Existing Common Shares: 1,184,187

STOCKHOLDER

Diamond A Investors, L.P.

Name of Stockholder

By: Andrew E. Shapiro

Name: Andrew E. Shapiro

Title: Managing Member of General Partner

Lawndale Capital Management, LLC

Existing Common Shares: 149,669